UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number: 001-09246

Barclays PLC

(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The Report comprises the following:

Exhibit No.	Description
99.1	Barclays PLC announces an invitation to purchase notes for cash dated December 11, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)
Date: December 11, 2023	By:	/s/ Garth Wright
Name: Garth Wright
Title: Assistant Secretary